Klondex Provides Exploration Update at True North;
Now Expects Production Decision in Third Quarter

Vancouver, BC - June 29, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to announce partial results of its initial drill program at its True North Gold Mine (“True North”) in Manitoba, Canada. Additionally, based on historic drilling and the positive results of this initial drill program, the Company now expects to be in position to make a production decision in the third quarter of 2016.

True North Drilling Highlights: (see TABLE 1 for complete results)

•	630-16-015: 3.56 opt Au over 23.6 ft, or 122.1 g/t over 7.2 m (710)

◦	Including 4.69 opt Au over 16.6 ft, or 160.6 g/t over 5.1 m (710)

•	630-16-002: 1.40 opt Au over 3.7 ft, or 48.0 g/t over 1.1 m (710 HW)

•	625-16-007: 1.18 opt Au over 3.0 ft, or 40.3 g/t over 0.9 m (710A)

•	625-16-009: 0.97 opt Au over 3.0 ft, or 33.4 g/t over 0.9 m (710A HW)

•	630-16-004: 0.78 opt Au over 6.5 ft, or 26.7 g/t over 2.0 m (710 HW)

•	630-16-005: 0.57 opt Au over 10.1 ft, or 19.4 g/t over 3.1 m (710)

•	630-16-005: 0.48 opt Au over 8.9 ft, or 16.6 g/t over 2.7 m (710 HW)

•	630-16-002: 0.43 opt Au over 56.0 ft, or 14.7 g/t over 17.1 m (710)

•	630-16-001: 0.20 opt Au over 11.9 ft, or 6.9 g/t over 3.6 m (710)

◦	Including 0.61 opt Au over 3.1 ft, or 20.8 g/t over 0.9 m (710)

True North:
We have received assays for the first 30 underground drill holes totaling 13,288 ft (4,050 m). This definition drilling was targeting the up-dip extensions of the 710/711 zones at True North, where the Company intends to commence production. Assays from the remaining drill holes are pending. (FIGURE 1)

Mr. Paul Huet, President and CEO commented, “We continue to make excellent progress at True North. The results of this initial drill program are beyond our expectations and so we now expect to make a production decision in the third quarter.” Mr. Huet continued, “Additionally, the Tailings Reprocessing Project continues to progress as expected and we now expect the mineral resource estimate to be completed in the third quarter.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the True North mine and milling facility, the success and completion of exploration and development activities at the True North mine and milling facility, the success of mining operations at the True North mine, the timing of a production decision, the Company's ability to reprocess tailings at the True North mine, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to complete additional drilling, the Company's intention and ability to monetize mineralized material, project development and related permitting, cash flows, budgeting and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.